SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (Also Admitted in England & Wales)

* (Also Admitted in New York)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com October 19, 2020

AFFILIATE OFFICES

—————-

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

—————-

BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

VIA EDGAR

Mr. Michael Clampitt

Mr. David Lin

Mr. Marc Thomas

Mr. Robert Klein

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Lufax Holding Ltd (Registration No. 333-249366)

Dear Mr. Clampitt, Mr. Lin, Mr. Thomas and Mr. Klein:

On behalf of our client, Lufax Holding Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 15, 2020 on the Company’s registration statement on Form F-1 initially filed on October 7, 2020 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 1 to the registration statement on Form F-1 and certain exhibits via EDGAR with the Commission.

Securities and Exchange Commission

October 19, 2020

To facilitate the Staff’s review, we will separately deliver to the Staff five courtesy copies of Amendment No. 1, marked to show changes to the Registration Statement, as well as two copies of the filed exhibits.

The Company currently plans to file Amendment No. 2 to the Registration Statement containing the estimated offering size and price range on or about October 22, 2020 and commence the marketing activities shortly thereafter. The Company would appreciate the Staff’s continued assistance to help the Company meet this timeline.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 1 where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1.

Form F-1 filed October 7, 2020

Business

Our Loan Products, page 168

1.

We note the inclusion of the table showing loan principle at origination and early repayment information on page 170. Based on the information presented, it is unclear how the outstanding balance of loans facilitated, as disclosed on page 104, is rolling forward. For example, we note that the Company facilitated RMB 493.7 billion of loans during 2019 with a weighted average contractual tenor of approximately 35 to 36 months. In addition, we note that the outstanding balance of loans at December 31, 2018 was RMB 375.0 billion and the weighted average contractual tenor of loans facilitated during 2018 was also approximately 35 months. Considering the magnitude of these months and contractual tenor, combined with the fact that the Company received total early repayments of RMB 186.0 billion during 2019, it is unclear why only RMB 462.2 billion is outstanding at December 31, 2019. Please provide us with additional information to reconcile and explain how the outstanding balance at year end has been determined and the average tenor as disclosed is appropriate, considering these various metrics presented.

The Company respectfully advises the Staff that the difference between the outstanding balance as of two different dates is equal to the volume of new loans facilitated during the intervening period minus the volume of normal attrition and the volume of loans repaid early. Normal attrition consists of the volume of timely payments of principal on outstanding loans and the assumed volume of loans

Securities and Exchange Commission

October 19, 2020

written off during the intervening period. Although the relatively long average contractual tenor means that few loans are paid off in the same year that they are facilitated absent early repayment, each timely payment on a fixed installment payment schedule reduces the principal of the loan, and as disclosed on page 171 of the Registration Statement, the vast majority of the loans facilitated by the Company are fixed installment loans.

The following table sets forth the reconciliation of beginning and ending balance of general unsecured and secured loans facilitated by the Company as of December 31, 2017, 2018, and 2019, and June 30, 2020.

	As of December 31			As of June 30,
	2017	2018	2019	2020
	(RMB millions)
Beginning balance of loans facilitated	129,765	253,553	331,619	455,085
Volumes of new loans facilitated	279,462	326,843	492,656	284,461
Normal attrition(1)	(83,155)	(126,371)	(183,222)	(111,407)
Gross amount of early repayment	(72,518)	(122,406)	(185,968)	(110,153)

Ending balance of loans facilitated	253,553	331,619	455,085	517,986

(1)

Normal attrition consists of the volume of timely payments of principal on outstanding loans and the assumed volume of loans written off during the intervening period. Because the actual write-off policy adopted by each partner varies, the Company has treated all loans that are over 180 days overdue as written off in these calculations.

The Company believes that the average contractual tenor disclosed on page 171 of the Registration Statement is appropriate for investors to understand the contractual tenor of the loans facilitated by the Company in absence of any early repayment and the nature of the Company’s loan products. The Company also respectfully submits that the disclosure regarding estimated effective tenor on pages 108 and 109 complements the presentation of contractual tenor to give investors a balanced picture. In response to the Staff’s comments, the Company has revised the disclosure on page 172 of the Registration Statement to include a cross-reference to the disclosure of estimated effective tenor on pages 108 and 109 to remind investors of the impact of early repayment on the Company’s financial performance.

Securities and Exchange Commission

October 19, 2020

2.	Please tell us why the loan principal at origination column in the table presented on page 170 does not reconcile to the table showing the volume of new loans facilitated on page 169.

The Company respectfully advises the Staff that the table presented on page 172 of the Registration Statement, as stated in the paragraph introducing the table, only includes secured and general unsecured loans, which are the first two of the three rows in the table presented on page 171. The third of the three rows on page 171, for legacy unsecured loans, is not included in the table on page 172. For each of the periods presented, the numbers in the first two rows in the table on page 171 add up to the number in the column for “Loan Principal at Origination” in the table on page 172. In response to the Staff’s comment, the Company has added a subtotal line for current products to the table on page 171 to make the relationship between the two tables more clear.

3.

We note the disclosures that the company is taking steps to mitigate the impact of early repayments, including the charging of early repayment fees in certain circumstances as well as charging monthly service fees based on the outstanding loan balance. Please revise to address when these new policies were implemented, how these policies will impact the large amount of returning customers, as well as the company’s recognition of revenue for these newly created monthly service fees.

In response to the Staff’s comment, the Company has revised the disclosure on pages 171 and 172 of the Registration Statement. With regards to the monthly service fees, the Company respectfully advises the Staff that the monthly service fees are not newly created. As explained on page 172 of the Registration Statement, the monthly service fees were previously a fixed monthly fee based on the loan principal at origination, and the change has been to base them on the monthly outstanding loan balance, which decreases with each repayment. As explained on page F-42 of the Registration Statement, the Company’s recognition of retail credit facilitation service fees approximates the pattern of when the underlying services are performed. Charging monthly services fees based on the outstanding loan balance only changes the cash flow of how borrowers pay their service fees but does not change how services are provided to the borrowers. The Company respectfully advises the Staff that the Company did not change its revenue recognition policy for the monthly service fees when it changed the method for calculating the amount of the monthly service fees.

Securities and Exchange Commission

October 19, 2020

Products and Partners, page 190

4.	We note your response to comment 5 explaining the calculation for your average take rate. Please address the following:

•

Tell us why the average take rates disclosed on page 192 changed from your previous filing. As part of your response, tell us whether the change was due to an error in the previous calculations or due to a change in the definition; and

The Company respectfully advises the Staff that the average take rate table on page 186 of the draft Registration Statement confidentially submitted to the Staff on September 22, 2020, was based on figures from the Company’s internal records. Prior to the first public filing of the Registration Statement on October 7, 2020, the Company re-checked the previously submitted draft and revised the table to include updated figures that are reconcilable to the Company’s financial statements. The Company confirms that there was no change to the definitions used for the table.

•

Revise to provide a supplemental table showing the average take rate based only on the Company’s portion of revenue and income, excluding income recognized by affiliate companies for which you do not have a majority ownership interest.

In response to the Staff’s comment, the Company has added a supplemental table on page 195 of the Registration Statement.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

21. Subsequent Events, page F-138

5.

We note your disclosure of subsequent events, particularly of the securities exchange agreement with certain C-round investors entered into on September 23, 2020 and closing on September 30, 2020 here and elsewhere in the filing. Please revise to provide greater transparency and prominence of this transaction to potential investors by disclosing and discussing it in the “Recent Developments” section on page 9 along with other September 30, 2020 information. As part of the response and expanded disclosure, provide a clear discussion of the impacts on the Company’s financial statements, business purpose for the transaction and how it could impact future shareholders.

In response to the Staff’s comment, the Company has revised the “Recent Developments” section on pages 9 and 10 of the Registration Statement to provide the requested disclosure.

Securities and Exchange Commission

October 19, 2020

6.

We note that the Company expects to record an one-time loss in Q3 2020 of approximately USD200 million (equivalent of approximately RMB1,362 million) upon closing of this transaction. Please provide us with your accounting analysis for this transaction, including how you calculated the impact of the loss, classification of impacted financial statement line items and overall accounting treatment with reference to authoritative literature.

The Company respectfully submits to the Staff its accounting analysis for this transaction:

In order to determine the accounting treatment for the exchange of Class C ordinary shares with the convertible promissory notes including optional convertible promissory notes (“OCPN”) and automatically convertible promissory notes (“ACPN”), the Company first assesses whether the exchange involves substantial changes to the terms of the financial instruments so that the Class C ordinary shares should be derecognized by reference to IFRS 9 paragraph 3.3.2. The Company has performed a qualitative test in addition to the 10% quantitative test as prescribed in IFRS 9 paragraph B3.3.6 when doing the assessment.

By comparing the key terms and conditions of the Class C ordinary shares and the convertible promissory notes, the Company believes the Class C ordinary shares have been modified with substantially different terms in exchange for the convertible promissory notes. From a qualitative perspective, new convertible promissory notes are substantially different from Class C ordinary shares because:

1.

the terms of the new convertible promissory notes introduce a cash settlement of accrued interest of the existing Class C ordinary shares up to the date of exchange, which was regarded as a contingent settlement event in the original Class C ordinary shares terms (i.e. may not be paid in the scenario of IPO);

2.	The Class C ordinary shares have voting rights, while the new convertible promissory notes are without voting rights; and

3.	APCN and OCPN, in the legal form of debt to the Company, are senior to Class C ordinary shares in creditor rights before they are converted into ordinary shares.

Securities and Exchange Commission

October 19, 2020

Therefore, the Company concludes that the exchange should be accounted for as an extinguishment of the original instrument (i.e. the Class C ordinary shares) and initial recognition of the new instrument (i.e. the convertible promissory notes). Upon the closing of this transaction, the Company derecognizes the equity and liability components related to the Class C ordinary shares at their respective carrying amount and recognizes OCPN and ACPN at their fair value. The difference between the carrying amount and the residual fair value allocated to the equity component of Class C ordinary shares is recorded as a reclassification between equity accounts by reference to IAS 32 paragraph 33 while the difference between the carrying amount and fair value of the liability component of Class C ordinary shares as well as the difference between the fair value of the Class C ordinary shares and OCPN or ACPN (“Incremental Fair Value”) are charged directly to P&L.

Based on the terms and conditions of the OCPN and ACPN, the Company concluded that the conversion feature in the OCPN meets the “fixed-for-fixed” criteria as prescribed in IAS 32 paragraph 16(b)(ii) and is recorded using split accounting under IAS 32 paragraph 31 (i.e. treated as a compound instrument having both equity and liability components) because the OCPN can be converted into ordinary shares using a fixed initial conversion price, which is only adjusted under certain circumstances when the economic interest OCPN holders is diluted upon conversion (i.e. to maintain the relative economic interest of OCPN holders and other shareholders). The ACPN does not meet the “fixed-for-fixed” criteria as it is automatically and mandatorily converted into ordinary shares using the IPO price. As such, ACPN as a whole is a financial liability.

Based on the valuation result, the expected one-time loss in finance cost of approximately US$200 million on the date of exchange primarily resulted from the Incremental Fair Value. This increase in fair value is primarily driven by the increase in fair value of OCPN where more optionality (as compared with mandatory conversion in the original Class C ordinary shares) is provided to the holders of OCPN as well as downside risk protection through the contractual face value of OCPN due at maturity.

The Incremental Fair Value is recorded to profit or loss immediately due to the following reasons:

i.

The Incremental Fair Value merely represents a “return” to the Class C ordinary shareholders but it is not offered to all equity owners of the Company. Therefore, it is inappropriate to be treated as any type of distribution or dividend to equity owners of the Company.

Securities and Exchange Commission

October 19, 2020

ii.

The Company believes it is more appropriate to analogize to the guidance under IAS 32 paragraph AG35 regarding modification of terms of convertible instruments to induce the holders to convert. Upon such inducement, the fair value of the additional shares to be received upon conversion should be charged to profit or loss. As a consequence of following that guidance, the Incremental Fair Value should be charged to profit or loss upon the exchange.

In determining the fair value of the Class C ordinary shares, ACPN and OCPN as of September 30, 2020, the Company, with the assistance of independent appraisers, adopted a two-step method as follows:

Step 1: to derive the fair value of the total equity by adopting the discounted cash flow method of the income approach.

Step 2: based on the total equity value derived in step 1, to derive the fair value of different class of shares or financial instruments by adopting the equity allocation method and binomial lattice model.

In step 1, the income approach involves applying discounted cash flow analysis based on the projected cash flows using management’s best estimate as of the valuation date (i.e. September 30, 2020). Estimating future cash flow requires the Company to analyze projected revenue growth, gross margins, operating expense levels, effective tax rates, capital expenditures, working capital requirements, and discount rates. The projected revenues were based on expected annual growth rates derived from a combination of the Company’s historical experience and the general trend in the industry. The revenue and cost assumptions the Company used are consistent with its long-term business plan and market conditions in the industry. The Company also makes complex and subjective judgments regarding its unique business risks, its limited operating history, and future prospects at the time of valuation.

The table below sets for the key assumptions used in step 1:

As of September 30, 2020
Discount rate(1)	13.00%
Discount for lack of marketability	15.00%

(1)	Discount rate is determined based on a number of factors including the risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

Securities and Exchange Commission

October 19, 2020

In step 2, the total equity value will then be allocated to different classes of shareholders or financial instruments under three different scenarios, namely the IPO scenario (i.e. the conversion scenario), the liquidation scenario and the redemption scenario.

Under the liquidation scenario and redemption scenario, the Company, with the help of the independent appraiser, applied the Black-Scholes model to allocate the total equity value to different classes of shares and financial instruments while total equity value is allocated on as-if-fully converted basis under the IPO scenario.

The key assumption used in the Black-Scholes model to allocate the total equity value under the liquidation scenario and redemption scenario include:

•	Current equity value. Current equity value is determined as the total equity value derived by step 1;

•	Life to expiration. Life to expiration is determined based on the expected time to exit event based on management’s best estimate;

•	Risk free interest rate. Risk free interest rate is determined based on the yield of China Government Bonds with a maturity life equal to the expected life to expiration; and

•	Volatility. volatility is determined based on comparable public companies to the Company.

After deriving the values under each of the liquidation scenario, redemption scenario and conversion scenario, the independence appraiser then assigned the probabilities of each scenario to arrive at the probability weighted value. The table below sets for the probability of the three scenarios used in the calculating the fair value as of September 30, 2020.

As of September 30, 2020
Probability of IPO scenario	70%
Probability of liquidation scenario	5%
Probability of redemption scenario	25%

Securities and Exchange Commission

October 19, 2020

7.

Given the nature of the changes to the capitalization, payment to Class C holders and changes to equity resulting from this transaction, please revise to present the impacts from this transaction to the balance sheet, income statement and earnings per share on a pro forma basis on the face of the financial statements.

In response to Staff’s comments, the Company has revised the disclosure on pages 97, 98 and 99 of the Registration Statement to present the impact of this transaction on the Company’s balance sheet, income statement and earnings per share on a pro forma basis. The Company also respectfully advises the Staff that the impact to the retained earnings of approximately US$219 million presented in the pro forma balance sheet as of June 30, 2020 is different from the approximately US$200 million one-time loss expected to be recognized in the third quarter of 2020 because the cash payments made by the Company as part of the transaction as of September 30, 2020 (i.e. when the transaction is closed) are the payment of interest that accrued over time. As the Company assumed all terms and circumstances of the transaction as of September 30, 2020 where preparing the pro forma balance sheet, the cash payment made included interest expenses recognized by the Company in the third quarter of 2020, which is directly recorded in retained earnings for purpose of the pro forma balance sheet.

Exhibits

8.

Please file complete exhibits, where required. We note, for example, that you appear to have omitted Schedules 3 and 4 from Exhibit 4.8, among others. Please file complete copies of your exhibits or advise.

In response to the Staff’s comment, the Company has revised exhibit 4.8 to include the previously omitted schedules 3 and 4.

General

9.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule 163B of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

In response to the Staff’s comment, the Company confirms that neither the Company nor anyone authorized by the Company has presented any written communications to potential investors in reliance on Rule 163B of the Securities Act. The Company further confirms that it will submit any written communications that are presented to potential investors in reliance on Rule 163B prior to the effectiveness of the Registration Statement.

*    *     *

Securities and Exchange Commission

October 19, 2020

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Shirley Yeung, partner at PricewaterhouseCoopers Zhong Tian LLP, by phone at +86 755 8261-8818 or via e-mail at shirley.yeung@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Guangheng Ji, Co-Chairman of the Board of Directors, Lufax Holding Ltd

Renjie Li, Chairman of the Board of Directors, Lufax Holding Ltd

Gregory Dean Gibb, Director and Chief Executive Officer, Lufax Holding Ltd

Yong Suk Cho, Director of Lufax Holding Ltd and Chief Executive Officer of Puhui

James Xigui Zheng, Chief Financial Officer, Lufax Holding Ltd

David Siu Kam Choy, Controller of Lufax Holding Ltd and Chief Financial Officer of Puhui

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP